Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

December 21, 2010

VIA EDGAR TRANSMISSION

Mr. Briccio B. Barrientos

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment No. 37 (“PEA”)
(File Nos. 333-132380 and 811-21864)

Dear Mr. Barrientos:

This letter responds to the oral comments we received from you on November 29, 2010 regarding the Trust’s PEA, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 8, 2010. The PEA was filed with the purpose of complying with recent amendments to Form N-1A and in connection with the upcoming annual update of the financial information for each WisdomTree series contained therein (the nine Currency Income Funds and the Emerging Markets Local Debt Fund, together, the “Funds”). The following summarizes the SEC staff’s comments and provides our responses to these comments. Underlined text represents text that is newly-added. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectuses and/or Statement of Additional Information.

Currency Funds (except Commodity Currency Fund)

1.	Comment: Please move disclosure regarding each Fund’s policy to invest at least 80% of its net assets in investments tied economically to the particular country or geographic region suggested by each Fund’s name from the “Additional Summary Information” section to each Fund’s Summary section.

Response: We have made the requested change.

2.	Comment: Please clarify which, if any, of the securities described in following sentence under each Currency Income Fund’s Investment Strategy section are denominated in the currency identified in each Fund’s name (e.g., Brazilian real, Chinese yuan, Indian rupee, etc.): “The combination of U.S. money market securities with forward currency contracts and currency swaps is designed to create a position economically similar to a money market security denominated in [Brazilian real].”

Mr. Bric Barrientos

December 21, 2010

Response: None of the investments listed are denominated in foreign currencies. Nonetheless, each Currency Income Fund has revised its investment strategy to state that “the Fund intends to achieve exposure to [Brazilian currency] markets by investing primarily in short term U.S. money market securities and forward currency contracts and swaps designed to provide exposure to money market securities denominated in [Brazilian reais].”

3.	Comment: Please advise whether any Fund strategy to “pursue direct investment” is a principal strategy and, if so, include any corresponding risk disclosure for such Fund(s).

Response: Item 4 requires a fund to disclose “principal investment strategy” and, therefore, by including this strategy in its Investment Strategy section, each Fund is acknowledging that it is a principal investment strategy. The corresponding risks associated with direct investment are also disclosed in each Fund’s Item 4 response, including Capital Controls Risk, Emerging Markets Risk, Offshore Investor Risk and Geographic Concentration Risk in particular regions.

4.	Comment: Provide each Fund’s actual performance table by email in advance of filing the 485(b).

Response: The performance table will be provided under separate cover.

5.	Comment: Under “Additional Risk Factors Common to All Funds,” please distinguish between principal and non-principal risks.

Response: All risks listed in this section are identified as principal risks.

6.	Comment: Under “Additional Risk Factors Common to All Funds,” please clarify whether all risks apply to all Funds.

Response: We have changed the heading to read “Additional Risk Information” and added the following sentences under the heading so investors know how to determine which risks apply to which Fund(s): “Risk information may not be applicable to each Fund. Please consult the Fund Summaries sections to determine which risks are applicable to a particular Fund.”

7.	Comment: Under “Additional Risk Factors Common to All Funds,” please provide specific country or regional risk disclosure for each Fund in lieu of generic geographic risk disclosure.

Response: We have disclosed specific country or regional risk in each Fund Summary and deleted geographic risk from this section.

8.	Comment: Update the SEC’s phone number and zip code on the back cover.

Response: We have made the requested change.

Emerging Markets Local Debt Fund (“ELD”)

Mr. Bric Barrientos

December 21, 2010

9.	Comment: Please add junk bond risk disclosure to the “Principal Risks of Investing in the Fund” section.

Response: We have added the following disclosure:

High Yield Securities Risk. Higher yielding, high risk debt securities, sometimes referred to as junk bonds, may present additional risk because these securities may be less liquid and present more credit risk than investment grade bonds. The price of high yield securities tends to be more susceptible to issuer-specific operating results and outlook and to real or perceived adverse economic and competitive industry conditions.

10.	Comment: Please reconsider your derivatives risk disclosure in light of Barry Miller’s July 31, 2010 speech, specifically the need to provide specific disclosure regarding the derivates actually employed by a fund the accompanying risks.

Response: On July 30, 2010, Barry Miller, Associate Director in the SEC’s Division of Investment Management, issued a letter to the ICI providing guidance from the SEC staff on derivatives related disclosures by investment companies.1 The letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use, the reasons for using them, and the risks anticipated from such derivatives usage.

Each Fund’s Investment Strategy section identifies the type of derivatives in which the Fund invests and the purpose for such investment. The Funds’ Derivatives Investment Risk disclosure then specifically identifies and describes each type of derivative in which a Fund may invest, as well as the specific risks associated therewith. Accordingly, we believe the Funds’ derivative disclosure is appropriately specific and consistent with Mr. Miller’s letter to the ICI.

11.	Comment: Please add an example of duration.

Response: We have added the following example of duration:

For example, the price of a bond with an average duration of seven years would be expected to fall approximately 7% if interest rates rose by one percentage point. The price of a bond with an average duration of seven years would be expected to rise 7% if interest rates fell by one percentage point.

[1]	Derivatives-Related Disclosure by Investment Companies, Letter to the Investment Company Institute from the SEC’s Division of Investment Management (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Mr. Bric Barrientos

December 21, 2010

12.	Comment: Under “Additional Risk Factors Common to All Funds,” please distinguish between principal and non-principal risks.

Response: We have revised the heading and made clear that all risks in this section are principal risks.

13.	Comment: Update the SEC’s phone number and zip code on the back cover.

Response: We have made the requested change.

Commodity Currency Fund (“CCX”)

14.	Comment: Under “The Fund’s Investment Strategy” section, please add credit rating information for non-money market securities.

Response: We believe the Fund’s investment strategy and risk disclosure are complete and accurate as is and are unaware of any requirement that the Fund disclose credit rating information for non-money market securities in its prospectus.

15.	Comment: Under “The Fund’s Investment Strategy” section, please state the Fund’s 80% Policy with respect to investment in commodities and currencies.

Response: The term “commodity currency” is an investment term of art, rather than a reference to a specific investment. The Fund makes clear in its Investment Strategy section that the “term ‘commodity currency’ generally is used to describe the currency of a country whose economic success is commonly identified with the production and export of commodities (such as precious metals, oil, agricultural products or other raw materials) and whose value is closely linked to the value of such commodities. The Fund is designed to provide exposure to both the currencies and money market rates available to foreign investors in selected commodity-producing countries.”

While we do not believe CCX is subject to Rule 35d-1, the Fund does invest in accordance with, and disclose in its Investment strategy section, a policy to invest, under normal circumstances, “at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments available to U.S. investors that are tied economically to selected commodity-producing countries.”

16.	Comment: Under “The Fund’s Investment Strategy” section, please identify the “commodity-producing countries” in which the Fund intends to invest.

Response: The Fund’s Investment Strategy section currently identifies the following commodity-producing countries in the Fund intends to invest:

“The Fund intends to invest in commodity-producing countries such as Australia, Brazil, Canada, Chile, Columbia, Indonesia, Malaysia, New Zealand, Norway, Peru, Russia and South Africa.”

17.	Comment: Update the SEC’s phone number and zip code on the back cover.

Mr. Bric Barrientos

December 21, 2010

Response: We have made the requested change.

Statement of Additional Information

18.	Comment: Please include the lag time of any portfolio holdings disclosure arrangements and describe any on-going arrangements with third-parties identified by name, including those with any of the Funds’ service providers.

Response: We have revised the disclosure to state “Daily access to each Fund’s portfolio holdings with no lag time is permitted to personnel of the Advisers, Distributor, custodian and accountant and other agents or service providers to the Trust who need such information in connection with the ordinary course of their respective duties to the Funds.” Further, as an ETF, the Funds fully disclose their portfolio holdings on a daily basis.

19.	Comment: The staff’s position is that it considers each foreign government to be an industry for purposes of concentration. Accordingly, please delete the carve-out for non-US governments in the Funds’ fundamental policy on concentration.

Response: We have not made the requested change. We are not aware of any formal staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. We also note that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” Lastly, we note that our treatment of foreign governments is consistent with the fundamental policies of other funds currently in operation. See, e.g., Dreyfus Emerging Markets Local Currency Funds, in its registration statement dated October 1, 2010 (emphasis added):

Invest more than 25% of the value of its total assets in the securities of issuers in any single industry, provided that there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities or as otherwise permitted by the SEC. Securities issued or guaranteed by governments other than the U.S. Government or by foreign supranational entities are not considered to be the securities of issuers in a single industry for purposes of this Investment Restriction.

See also, Legg Mason Western Asset Emerging Markets Debt Portfolio, in its registration statement dated June 28, 2010 (emphasis added):

(7) Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction, the fund may not make any investment if, as a result, the fund’s investments will be concentrated in one industry.

Mr. Bric Barrientos

December 21, 2010

With respect to the fundamental policy relating to concentration set forth in (7) above, the 1940 Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. A fund that invests a significant percentage of its total assets in a single industry may be particularly susceptible to adverse events affecting that industry and may be more risky than a fund that does not concentrate in an industry. The policy in (7) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. The policy also will be interpreted to give broad authority to a fund as to how to classify issuers within or among industries.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5391 or John McGuire at 202.739.5654.

Sincerely,

/s/ Kathleen M. Long

Kathleen M. Long

c:   W. John McGuire, Esq.

      Richard Morris, Esq.